# Hannon Armstrong Securities, LLC

## Statement of Cash Flows

### For the Year Ended December 31, 2015

| | |
|---|---:|
| **Operating activities** | |
| Net loss | $ (176,061) |
| Adjustments to reconcile net loss to net cash used in operating activities: | |
| Changes in operating assets and liabilities: | |
| Other current assets | 1,268 |
| Accounts payable and accrued expenses – related party | 62,646 |
| Accounts payable and accrued expenses | 9,730 |
| Net cash used in operating activities | (102,417) |
| | |
| **Financing activities** | |
| Capital contributions | 100,000 |
| Net cash provided by financing activities | 100,000 |
| | |
| Decrease in cash and cash equivalents | (2,417) |
| Cash and cash equivalents at beginning of year | 205,789 |
| Cash and cash equivalents at end of year | $ 203,372 |

*See accompanying notes.*